UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 14, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                                           Delisting of Getronics N.V., dated November 14, 2007.

This is a joint press release of KPN ICT Services B.V. and Getronics N.V. This press release is not for release, distribution or publication, in whole or in part, in or into the United States of America, Canada, Australia, Japan and Italy.

The Hague, Amsterdam, 14 November 2007

Delisting of Getronics N.V.

With reference to the press releases of 30 July 2007, 29 August 2007, 11 September 2007, 8 October 2007, 15 October 2007, 23 October 2007, 6 November 2007 and to the offer memorandum dated 11 September 2007,  KPN ICT Services B.V. (the “Offeror”), a directly wholly owned subsidiary of Royal KPN N.V. (“KPN”), and Getronics N.V. (“Getronics”) jointly announce to holders of issued and outstanding ordinary shares (ISIN:NL0000853091, “Shares”) and holders of all outstanding unsubordinated convertible bonds 2008 (ISIN:NL0000113777, “2008 Bonds”) in the capital of Getronics that the listing and trading of the Shares and the 2008 Bonds on Euronext Amsterdam N.V.’s Eurolist (“Euronext Amsterdam”) will be terminated on 12 December 2007 and therefore 11 December 2007 will be the last day that the Shares can be traded on Euronext Amsterdam and 6 December 2007 will be the last day that the 2008 Bonds can be traded on Euronext Amsterdam.

This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.

About KPN

KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides Wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

At September 30, 2007, KPN served 5.5 million wireline voice subscribers, 9.1 million mobile customers, 2.6 million Internet customers and 0.4 million TV customers in the Netherlands as well as 16.8 million customers in Germany and Belgium. With 27,155 individuals (24,890 FTEs), KPN posted revenues of EUR 8.9bn, with an EBITDA of EUR 3.7bn in the period January — September 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

About Getronics

With some 24,000 employees in 25 countries and revenues of EUR 2.6 billion in 2006, Getronics is a leading international provider of Information and Communication Technology (ICT) services and solutions.

Applying its expertise in workspace management, applications, and consulting and transformation services, Getronics helps organisations raise their performance and increase the productivity of their people, by providing them with the ability to share information and to work together efficiently, securely and effectively, wherever and whenever they need.

Getronics headquarters are in Amsterdam. The Shares and 2008 Bonds are listed on Euronext Amsterdam. For further information about Getronics, visit www.Getronics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 16, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel